

Mail Stop 3561

February 26, 2010

Mr. Mark Grewal
Chief Executive Officer
S&W Seed Company
25552 South Butte Avenue
Five Points, CA 93624

      RE: S&W Seed Company
             Registration Statement on Form F-1
             File No. 333-164588
             Filed January 29, 2010

Dear Mr. Grewal:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriter has received clearance from FINRA.

2.   Prior to effectiveness, please have a NASDAQ representative call the staff to confirm that your securities have been approved for listing.

3.   Considering the impact of the acquisition of S&W Seed Holdings, LLC in January 2010, please revise to present separate pro forma financial statements in accordance with Rule 8-05 of Regulation S-X. In addition, please provide a detailed discussion of how you intend to account for the acquisition and cite the specific authoritative literature utilized to support your accounting treatment.

4.   Because the operations of the company were formerly a tax exempt enterprise, please provide pro forma tax and earnings per share data on the face of historical statements for latest fiscal year and interim period.

Prospectus Summary, page 3

5.   We note that the company is engaging in, or has engaged in, several structuring transactions in anticipation of this offering. In order to assist the reader, we suggest that you supplement your narrative disclosure with a before and after description of your corporate structure and these transactions.

Risk Factors, page 10

6.   Please revise the risk factor per page 18 "If we do not maintain an effective registration statement …" to clarify that a purchaser of a unit may pay the full unit purchase price solely to acquire the shares underlying the unit as the warrants may expire worthless.

7.   Please revise the risk factor per page 18 "The redemption of the public warrants issued in this offering …" to address the fact that the warrant holders may not be able to exercise their warrants during the 30-day period prior to the redemption date as an effective and current registration statement may not be available. Under these circumstances, a warrant holder may receive much less than fair value for their warrants if they are redeemed.

8.   On page 21 you indicate that you have currently identified material weaknesses or some other deficiency in internal control. While Item 308 of Regulation S-K does not currently apply to the company, it was unclear what weaknesses the company had identified and what impact they had on your offering. Please disclose.

Use of Proceeds, page 23

9.   Please revise your table to separately present the $1.8 million line of credit repayment to Wells Fargo and the $730,000 in promissory notes related to your purchase of the general partnership interests. Also, revise to address the personal guarantees associated with the line of credit as well as any direct or indirect payments to be received by related parties as a result of the repayment of the notes. This may be in the form of a cross reference to this discussion elsewhere in

your document. Lastly, state the interest rate and maturity for each debt as required buy Instruction 4 to item 504 of Regulation S-K.

10.   We note that a significant amount of the offering proceeds have been allocated to general corporate and working capital purposes. Please either revise to provide more specificity regarding the use of proceeds, or discuss the principal reasons for the offering, given the lack of specificity. See Item 504 of Regulation S-K.

11.   We note the disclosure on page 23 that "the foregoing discussion is merely an estimate based on our current business plan" and "we may find it necessary or advisable to use portions of the net proceeds we receive from this offering for other purposes, and we will have broad discretion in applying the net proceeds of this offering." We not similar disclosure in the last risk factor on page 17. We direct your attention to Instruction 7 to Item 504 of Regulation S-K, which allows the company to reserve the right to change the use of proceeds, provided such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise the disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

12.   Please revise to discuss, in quantified terms, the likely financial impact to your results associated with your being taxable as a corporation going forward.

13.   We note the statement in your Overview that in fiscal year 2010 the company began to alter the historical course of its business. Please revise to briefly explain the rationale for this.

14.   Please discuss the material trends, events and uncertainties that may impact your business in the overview section. For instance, we note the plan to enter the stevia plant business.

15.   Please revise to disclose the total amount paid or payable for the purchase of the entire partnership. Also, revise to indicate how much of this total purchase price is currently payable.

Three Months Ended September 30, 2008 Compared to the Three Months Ended September 30, 2009, page 28

General

16.   Please revise your disclosure for each period presented to better quantify each factor cited as the cause of a material change in your financial statement line

items. For example, revise your disclosure to quantify the effect of changes in the quantity of seeds sold compared to changes in pricing from the prior period.

Results of Operations, page 28

17.   Please revise your page 29 disclosure to indicate how much you anticipate increasing your research and development spending by.

18.   We note that you have cited delays in shipments to foreign customers as a cause of the decrease in revenue during the three months ended September 30, 2009. Please revise to explain the cause of this delay in the context of your operations.

Fiscal Year Ended June 30, 2008 Compared to the Fiscal Year Ended June 30, 2009

Net Income Including Non-Controlling Interests, page 31

19.   We note that you have cited the later delivery of shipments to Saudi Arabia as a cause of the decrease in net income including non-controlling interests during the fiscal year ended September 30, 2009. However, it does not appear that this was identified as a causal factor in your discussion of revenue and cost of goods sold for this period. Please revise.

Liquidity, page 31

20.   We note your disclosure that you typically pay your contracted growers in February. Please revise to indicate whether you have sufficient cash on hand, absent the offering proceeds, to make these payments. If not, please quantify the amounts which may be paid to related parties. Also, with respect to your line of credit, please indicate whether you have additional borrowing capacity during the extension period.

Summary of Cash Flows, page 32

General

21.   Please revise your disclosure to provide an analysis of the components of the statement of cash flows that explains the significant year-to-year variations in the line items presented (i.e. accounts receivable, inventory, accounts payable, etc). For example, considering your statement that increases in inventory during your first and second fiscal quarters typically relate to the seasonal build-up of raw materials, please explain the substantial increase in finished goods inventory at September 30, 2009.

22.   Please revise to disclosure your cash balance as of the most recent practicable date and indicate whether you have sufficient cash and working capital to conduct operations for one year.

Business, page 51

23.   Please explain how you determined that the improved seed variety is "15% more salt tolerant than SW 9720."

24.   Please explain the development of the alfalfa seed products. Clarify whether any other parties were involved in the development of your products. For instance, we note the disclosure on page 42 that you plan to propose joint stevia development to UC Davis and the California Department of Agriculture.

25.   We note your statement on page 37 that your facility is operating at 25% capacity. Please revise to indicate how capacity was calculated.

26.   Please revise here and elsewhere to briefly address the plans, costs, and risks associated with your expansion in Saudi Arabia.

27.   We note that the company's plans to explore the stevia market. It is unclear how comparable stevia is to alfalfa in terms of soil, water-usage, climate, and other needs. Please revise to clarify. In addition, please provide more detail about your potential competitors in this market. Finally, please clarify, if material, the degree to which the company anticipates stevia may cannibalize its sales of alfalfa seed as its farmers shift planting patterns.

28.   Please revise your business discussion to more fully address your alfalfa seed product and production. It was unclear, for example, how you incorporate certain traits into your seeds, how differentiated your product is from competitors, and what pricing power you had for your products. In this respect, but without limit, please revise to address how prices for your seeds are set and the degree to which your seeds are commoditized or sell at a premium to competitors.

29.   Please provide the source of all statistical information used throughout the prospectus. For instance we note the statement that 80 million pounds of alfalfa seed are produced in the US each year.

30.   We note the numerous university trials referenced throughout this section. Please provide the citation to the articles or websites that reflect the results of these trials, to the extent public.

31.   We note that the company has a substantial amount of international sales, including sales in Saudi Arabia. It was unclear what foreign exchange risk, if

any, the company had as a result of its sales activities and accounts receivable balances. In addition, it was unclear what exposure the company would have following the planned opening of its warehouse in Saudi Arabia. Please advise or revise. Lastly, consider adding risk factor disclosure as appropriate.

32.   We note that Mr. Sheesley was the former head of the UC Davis Alfalfa Testing and Development Program. Please clarify when he was in this employment position, when he began working for your company in any capacity, and the nature of his employment with your company.

33.   We note the disclosure on page 10 that your top three customers accounted for approximately 61% of net sales in 2009. Please discuss your dependence on one or a few material customers in this section. See Item 101(h)(4)(vi) of Regulation S-K. To the extent that any customer accounts for more than 10% of revenues, please identify. Lastly, to the extent required, please file the agreements with your material customers.

34.   We note the disclosure on page 11 that three growers accounted for approximately 44% of your total seed purchases from growers. Please discuss the source and availability of the raw materials and the names of the principal suppliers. See Item 101(h)(4)(vi) of Regulation S-K. Lastly, to the extent required, please file the agreements with your material growers.

35.   Please include the number of total employees, in addition to the number of full-time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

36.   Please expand to provide additional disclosure about your distribution network, including your credit policies and payment terms and any right to return unsold goods.

Management, page 51

37.   Please disclose the amount and percent of time each officer devotes to the company.

Executive Compensation, page 54

38.   We note the disclosure that prior to this offering you plan to enter into a management services agreement with Triangle T Partners LLC to provide CEO and other management services. Please revise to indicate whether Mr. Grewal, or any other officers, received any indirect compensation for services rendered to you through Triangle T Partners. In this regard it was unclear whether the company had a prior formal or informal management services agreement with Triangle T Partners, LLC.

39.   Please revise to summarize the material terms of the management services
        agreement with Triangle T Partners, LLC when it is entered into. Also, revise to
        file this agreement and any other employment agreements as they are entered into.

Related Party Transactions, page 59

40.   Please add disclosure in this section regarding the purchase of the general
        partnership interest that was completed in January 2010 and the remaining 15%
        interest that will be purchased upon the closing of the IPO.

41.   We note the disclosure in footnote nine to the financial statements that S&W
        entered into various verbal non-interest bearing revolving loan agreements with
        general partners of S&W. Please add disclosure in this section as required by
        Item 404 of Regulation S-K.

Principal Stockholders, page 60

42.   We note the disclosure on page 61 that you have 3 million shares of common
        stock outstanding held by three stockholders. The principal stockholders table
        reflects two shareholders owning approximately 93.5% of the common stock
        outstanding. That leaves approximately 6.5% of the common stock with the one
        remaining shareholder. Item 403 of Regulation S-K requires disclosure of
        beneficial owners of more than 5% of the common stock. Please revise or advise.

Shares Eligible for Future Sale, page 65

43.   Your page 65 paragraph beginning "[s]uch sales by affiliates must also comply
        …" implies that your offering includes shares registered for resale by referring to
        "selling stockholders … selling their shares pursuant to this prospectus." Please
        advise or revise.

Underwriting, page 66

44.   Please clarify the disclosure on page 69 under Lock-Up Agreements to indicate
        whether there are any 10b5-1 trading plans currently in place.

<u>Seed Holding, LLC</u>

<u>Consolidated Financial Statements</u>

<u>General</u>

45.   Please note the financial statement updating requirements per Rule 8-08 of
      Regulation S-X, and provide a currently dated consent from your independent
      accountant with all amendments.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>General</u>

46.   We note that approximately 45% of your seed shipments are to customers outside
      of the United States. Please revise to provide footnote disclosure regarding your
      accounting policies related to international transactions (e.g. accounting for
      transactions denominated in foreign currencies, differences in revenue recognition
      policies, etc). In addition, please provide the disclosure required by FASB ASC
      280-10-50-41.

<u>Revenue Recognition, F-9</u>

47.   We note your disclosure per page 16 which indicates that your credit terms
      require payment within 60 days of product receipt. It appears that you bear the
      risk of loss until your customers have received their shipments (i.e. payment
      would not be due if the product was not received). However, your revenue
      recognition policy states that title passes to your customers at the time of
      shipment. Please revise your disclosure to consistently indicate the point at which
      title passes to your customers.

48.   Please disclose your revenue recognition policy for milling services. Refer to
      SAB Topic 13.

49.   Please disclose your accounting policy for shipping and handling costs (i.e. costs
      incurred to deliver products to your customers). Refer to FASB ASC 605-45-50-
      2.

Note 3 – Business Combinations, F-15

50.   We note from your disclosure that on June 28, 2009 you purchased a 60% interest
        in the S&W Seed general partnership. Please provide a detailed analysis of the
        relationship between the parties involved in this purchase transaction (S&W Seed
        Holdings, LLC and S&W Seed Company, Partnership). In addition, please
        explain the business purpose of this transaction.

Note 10 – Subsequent Events, F-21

51.   We note from your disclosure that on January 28, 2010, the members transferred
        100% of their ownership to S&W Seed Company in exchange for 3,000,000
        shares of common stock. Please provide a detailed analysis of the relationship
        between the parties involved in this purchase transaction (i.e. S&W Seed
        Holdings, LLC and S&W Seed Company). In addition, please explain the
        business purpose of this transaction and what the benefit is to you and the
        shareholders.

Note 11 – Pro Forma Financial Information, F-21

52.   Please revise to disclose the statutory tax rate used to calculate the pro forma
        income tax expense for S&W Seed Company or provide disclosure as to why
        income taxes were not calculated utilizing the statutory tax rate.

Part II

Item 17

53.   Please revise to provide the undertakings associated with Item 512(a) of
        Regulation S-K.

Exhibits

54.   We note that you have entered into agreements or arrangement with Triangle T
        for alfalfa seed production and to source stevia leaf for your pilot trails. Please
        file all agreements with Triangle T.

55.   Please file the lock-up agreement, which the underwriting agreement lists as
        exhibit B.

56.   We note that you have not filed several agreements, including a form of unit,
        common stock certificate, warrant, warrant agreement, and your legality opinion.
        Please note that we frequently comment on these documents and allow for
        sufficient time for us to do so.

Exhibit 3.3

57.   We note that this exhibit references provisions from your operating agreement setting forth terms applicable to this transaction. Therefore, please file the operating agreement referenced in the recitals to this document, including any amendments. We note the references to various amendments to these agreements on page F-20. Please file the original and any amendments to this Purchase and Assignment of Membership Interests agreement.

Exhibit 10.3

58.   Section 2.11 to this agreement indicates that disclosures were made to Wells Fargo with respect to certain environmental matters in a separate letter. We also note that Section 3.1(b) lists a number of documents that were to be executed and provided to the bank. Please file these documents as exhibits to Exhibit 10.3 or explain why you believe disclosure is not required.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc.   Debra Weiner
         (650) 323-1108